UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. ____1______) *

MICRO LINEAR CORPORATION.
(Name of Issuer)


COMMON STOCK
(Title of Class of Securities)


594850109
(CUSIP Number)


September 25, 2002
Date of Event which Requires Filing of this Statement


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]	Rule 13d-1(b)
[   ]	Rule 13d-1(c)
[X]	Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 594850109     13G

1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)
   Kahn Investment Management, LLC         58-2527819
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See    (a) [   ]
    Instructions)                                           (b) [   ]
     Inapplicable
3  SEC USE ONLY
4  CITIZENSHIP OR PLACE OF ORGANIZATION
  United States

    NUMBER OF               5   SOLE VOTING POWER
      SHARES                          269,100
  BENEFICIALLY
     OWNED BY
       EACH
    REPORTING
     PERSON
     WITH
                                6    SHARED VOTING POWER
                                             0
                                7    SOLE DISPOSITIVE POWER
                                          269,100
                                8    SHARED DISPOSITIVE POWER
                                             0
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   269,100 Shares of Common Stock.
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See
     Instructions)                                          [   ]
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
      2.23% 1
12  TYPE OF REPORTING PERSON (See Instructions)
      IN

(1) Based on 12,077,313 shares of Common Stock outstanding as of July 31, 2002.


Page 2 of 4 Pages

Item 1.

  (a)  Name of Issuer   Micro Linear Corporation
  (b)  Address of Issuer's Principal Executive Offices
       2092 Concourse Drive, San Jose, California 95131.

Item 2.

  (a)  Name of Person Filing  Kahn Investment Management, LLC
  (b) Address of Principal Business Office or, if none, Residence 5506 Worsham Court
            Windemere, FL 34786.
  (c)  Citizenship  United States
  (d)  Title of Class of Securities  Common Stock
  (e)  CUSIP Number  594850109

Item 3.

(a)  [  ]  Broker or Dealer registered under Section 15 of the Act
(b)  [  ]  Bank as defined in section 3(a)(6) of the Act
(c)  [  ]  Insurance Company as defined in section 3(a)(19) of the Act
(d)  [  ]  Investment Company registered under section 8 of the
           Investment Company Act
(e)  [  ]  Investment Adviser registered under section 203 of the
           Investment Advisers Act of 1940
(f)  [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income
           Security Act of 1974 or Endowment Fund;
           see 240.13d-(b)(1)(ii)(F)
(g)  [  ]  Parent Holding Company, in accordance with
           240.13d-1(b)(ii)(G) (Note: See Item 7)
(h)  [  ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J)

Item 4.  Ownership


(a)  Amount Beneficially Owned  269,100
(b)  Percent of Class  2.23%
(b)  Number of shares as to which such person has :
   (i)    sole power to vote or to direct the vote  269,100
   (ii)   shared power to vote or to direct the vote  0
   (iii)  sole power to dispose or to direct the disposition of  269,100
   (iv)  shared power to dispose or to direct the disposition of  0

Item 5. Ownership of 5 Percent or Less of a Class

    If this Statement is being filed to report the fact that
as of the date hereof the reporting person has chosen to be
the beneficial owner of more than five percent of the class
of security, check the following [   ].

Item 6. Ownership of More than 5 Percent on Behalf of Another Person

    The shares are held by Kahn Capital Partners, L.P. and other private investment funds of which the reporting person is the investment manager.

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Securities Being Reported on By the Parent Holding Company

    Inapplicable.


Page 3 of 4 Pages

Item 8. Identification and Classification of Members of the Group

    Inapplicable.

Item 9. Notice of Dissolution of Group

    Inapplicable.

Item 10. Certification

    Inapplicable.

SIGNATURE

    After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: October 2, 2002

				Signature: 	/s/ Brian R. Kahn
				Name: 		Brian R. Kahn


     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)


Page 4 of 4 Pages